SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 6)(1)

                               KINARK CORPORATION
-------------------------------------------------------------------------------
                                (Name of issuer)

                          COMMON STOCK, $.10 PAR VALUE
-------------------------------------------------------------------------------

                         (Title of class of securities)

                                    494474109
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                                 (CUSIP number)

                             STEVEN WOLOSKY, ESQUIRE
                     OLSHAN GRUNDMAN FROME & ROSENZWEIG LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                DECEMBER 14, 1995
-------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Check the following box if a fee is being paid with the statement o. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).



         Note. six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 11 Pages)

                         Exhibit Index Appears on Page 10
--------
     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================
       1              NAME OF REPORTING PERSONS
                      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                    STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
       2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) / /
                                                                        (b) / /
--------------------------------------------------------------------------------
       3              SEC USE ONLY

--------------------------------------------------------------------------------
       4              SOURCE OF FUNDS*
                              PF
--------------------------------------------------------------------------------
       5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                      PURSUANT TO ITEM 2(d) OR 2(e)                        / /
--------------------------------------------------------------------------------
       6              CITIZENSHIP OR PLACE OR ORGANIZATION

                               DELAWARE
--------------------------------------------------------------------------------
      NUMBER OF                  7          SOLE VOTING POWER
        SHARES
     BENEFICIALLY                                    506,100
       OWNED BY
         EACH
      REPORTING
     PERSON WITH
                       ---------------------------------------------------------
                                 8          SHARED VOTING POWER

                                                     -0-
                       ---------------------------------------------------------
                                 9          SOLE DISPOSITIVE POWER

                                                     506,100
                       ---------------------------------------------------------
                                10          SHARED DISPOSITIVE POWER

                                                     -0-
--------------------------------------------------------------------------------
      11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                      PERSON

                               506,100
--------------------------------------------------------------------------------
      12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                      CERTAIN SHARES*                                   / /
--------------------------------------------------------------------------------
      13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                  13.5%
--------------------------------------------------------------------------------
      14              TYPE OF REPORTING PERSON*

                               PN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

================================================================================
       1              NAME OF REPORTING PERSONS
                      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                     STEEL PARTNERS SERVICES, LTD.
--------------------------------------------------------------------------------
       2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) / /
                                                                        (b) / /
--------------------------------------------------------------------------------
       3              SEC USE ONLY

--------------------------------------------------------------------------------
       4              SOURCE OF FUNDS*
                              OO
--------------------------------------------------------------------------------
       5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                      PURSUANT TO ITEM 2(d) OR 2(e)                        / /
--------------------------------------------------------------------------------
       6              CITIZENSHIP OR PLACE OR ORGANIZATION

                                  NEW YORK
--------------------------------------------------------------------------------
      NUMBER OF               7          SOLE VOTING POWER
        SHARES
     BENEFICIALLY                              30,000(2)
       OWNED BY
         EACH
      REPORTING
     PERSON WITH
                       ---------------------------------------------------------
                              8          SHARED VOTING POWER

                                               -0-
                       ---------------------------------------------------------
                              9          SOLE DISPOSITIVE POWER

                                               30,000(2)
                       ---------------------------------------------------------
                             10          SHARED DISPOSITIVE POWER

                                                  -0-
--------------------------------------------------------------------------------
      11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                      PERSON

                              30,000(2)
--------------------------------------------------------------------------------
      12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                      CERTAIN SHARES*                                   / /
--------------------------------------------------------------------------------
      13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                .8%
--------------------------------------------------------------------------------
      14              TYPE OF REPORTING PERSON*

                                 CO
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
--------
     (2) Represents Shares in a securities portfolio owned by a foreign investment company that is managed on a discretionary basis by Steel Partners Services, Ltd.

================================================================================
       1              NAME OF REPORTING PERSONS
                      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                          WARREN LICHTENSTEIN
--------------------------------------------------------------------------------
       2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) / /
                                                                        (b) / /
--------------------------------------------------------------------------------
       3              SEC USE ONLY

--------------------------------------------------------------------------------
       4              SOURCE OF FUNDS*
                             PF, OO
--------------------------------------------------------------------------------
       5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                      PURSUANT TO ITEM 2(d) OR 2(e)                         / /
--------------------------------------------------------------------------------
       6              CITIZENSHIP OR PLACE OR ORGANIZATION

                              USA
--------------------------------------------------------------------------------
      NUMBER OF               7          SOLE VOTING POWER
        SHARES
     BENEFICIALLY                              536,150(3)
       OWNED BY
         EACH
      REPORTING
     PERSON WITH
                       ---------------------------------------------------------
                              8          SHARED VOTING POWER

                                                  - 0 -
                       ---------------------------------------------------------
                              9          SOLE DISPOSITIVE POWER

                                                  536,150(3)
                       ---------------------------------------------------------
                             10          SHARED DISPOSITIVE POWER

                                                  - 0 -
--------------------------------------------------------------------------------
        11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                      PERSON

                                536,150(3)
--------------------------------------------------------------------------------
       12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                      CERTAIN SHARES*                                       / /
--------------------------------------------------------------------------------
       13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                   14.3%
--------------------------------------------------------------------------------
       14             TYPE OF REPORTING PERSON*

                               IN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
--------
     (3) Includes 506,100 Shares owned by Steel Partners II, L.P. and 30,000 Shares managed by Steel Partners Services, Ltd., entities controlled by Warren
G. Lichtenstein and Lawrence Butler.

================================================================================
       1              NAME OF REPORTING PERSONS
                      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                           LAWRENCE BUTLER
--------------------------------------------------------------------------------
       2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
       3              SEC USE ONLY

--------------------------------------------------------------------------------
       4              SOURCE OF FUNDS*
                               PF, OO
--------------------------------------------------------------------------------
       5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                      PURSUANT TO ITEM 2(d) OR 2(e)                          / /
--------------------------------------------------------------------------------
       6              CITIZENSHIP OR PLACE OR ORGANIZATION

                               USA
--------------------------------------------------------------------------------
      NUMBER OF               7          SOLE VOTING POWER
        SHARES
     BENEFICIALLY                              538,100(4)
       OWNED BY
         EACH
      REPORTING
     PERSON WITH
                       ---------------------------------------------------------
                                 8       SHARED VOTING POWER

                                                  - 0 -
                       ---------------------------------------------------------
                                 9       SOLE DISPOSITIVE POWER

                                                 538,100(4)
                       ---------------------------------------------------------
                                10       SHARED DISPOSITIVE POWER

                                                  - 0 -
--------------------------------------------------------------------------------
       11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                      PERSON

                              538,100(4)
--------------------------------------------------------------------------------
       12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                      CERTAIN SHARES*                                        / /
--------------------------------------------------------------------------------
       13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                   14.4%
--------------------------------------------------------------------------------
       14             TYPE OF REPORTING PERSON*

                               IN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
--------
     (4) Includes 506,100 Shares owned by Steel Partners II, L.P. and 30,000 Shares managed by Steel Partners Services, Ltd., entities controlled by Warren
G. Lichtenstein and Lawrence Butler.

         This constitutes Amendment No. 6 ("Amendment No. 6") to Schedule 13D filed by the undersigned on March 25, 1995 (the "Schedule 13D"). Except as specifically amended by this Amendment No. 6, the Schedule 13D, as amended, remains in full force and effect. Defined terms shall have the meaning specified in the Schedule 13D, except as otherwise provided herein.

         Item 3 is amended to read in its entirety as follows:

Item 3.  Source and Amount of Funds or Other Consideration.

         The aggregate purchase price of the 506,100 Shares of Common Stock owned by Steel Partners II is $1,703,154. The Shares of Common Stock owned by Steel Partners II were acquired with partnership funds.

         The aggregate purchase price for the 50 and 2,000 Shares purchased by Mr. Lichtenstein and Mr. Butler is $250.00 and $11,875.00, respectively, and came from their personal funds.

         The aggregate purchase price of the 30,000 Shares of Common Stock beneficially owned by Services is $89,253. Such Shares were acquired with funds it manages for a foreign investment company (the "Fund"). Pursuant to an agreement (the "Management Agreement") with the Fund, Services has been appointed to manage, on a discretionary basis, certain of the Fund's assets, which are maintained in a brokerage account in the Fund's name. The Management Agreement may be terminated by either party at any time. Therefore, pursuant to Rule 13d-3(d)(1)(C), the Fund may also be deemed the beneficial owner of the Shares reported to be beneficially owned by Services.

         Item 5(a) is amended in its entirety to read as follows:

Item 5.  Interest in Securities of the Issuer.

         (a) The aggregate percentage of Shares of Common Stock reported owned by each person named herein is based upon 3,747,498 Shares outstanding, which is the total number of Shares of Common Stock outstanding as reported in the Company's Quarterly Report on Form 10-Q from the quarter ended September 30, 1995.

As of the close of business on December 14, 1995:

         Steel Partners II beneficially owns 506,100 Shares of Common Stock, constituting approximately 13.5% of the Shares outstanding and Services beneficially owns 30,000 Shares, constituting approximately .8% of the Shares outstanding. Mr. Lichtenstein and Mr. Butler beneficially own 536,150 and 538,100 Shares, respectively, representing approximately 14.3% and 14.4%, respectively, of the Shares outstanding. Mr. Lichtenstein and Mr.

Butler may each be deemed to beneficially own all shares owned by Steel Partners II and Services by virtue of their authority to vote and dispose of such Shares and each of Mr. Lichtenstein and Mr. Butler has sole voting and dispositive power with respect to the 50 and 2,000 Shares, respectively, owned by each individual.

Item 7.           Material to be Filed as Exhibits.

                  1.       Joint Filing Agreement (previously filed).

                  2. Letter sent by the Reporting Persons to the Issuer on September 13, 1995 with attached Term Sheet for the proposed debt and equity financing referred to in
                           Item 4 (previously filed).

                  3. Letter sent by counsel to the Reporting Persons to the Issuer on October 2, 1995 (previously filed).

                  4. Letter sent by the Issuer to the Reporting Persons on October 17, 1995 (previously filed).

                  5. Response sent by the Reporting Persons to the Issuer on October 19, 1995 (previously filed).

                  6. Letter sent by the Issuer to the Reporting Persons on December 14, 1995.

                                   SIGNATURES

        After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  December 15, 1995                STEEL PARTNERS II, L.P.

                                         By:  Steel Partners  Associates, L.P.
                                              General Partner

                                         By:  Steel  Partners, Ltd. General
                                              Partner


                                         By:  /s/ Warren G. Lichtenstein
                                              ---------------------------
                                                  Warren G. Lichtenstein,
                                                  Chief Executive Officer


                                         STEEL PARTNERS SERVICES, LTD.



                                         By: /s/ Warren G. Lichtenstein
                                             ---------------------------
                                                 Warren G. Lichtenstein,
                                                 Chief Executive Officer


                                             /s/ Warren G. Lichtenstein
                                             ---------------------------
                                                 WARREN G. LICHTENSTEIN


                                             /s/ Lawrence Butler
                                             ---------------------------
                                                 LAWRENCE BUTLER

                                   SCHEDULE A

               Transactions in the Shares Within the Past 60 Days


Shares of Common
      Stock                                                Date of
Purchased/(Sold)           Price Per Share               Purchase/Sale
----------------           ---------------               -------------

                             STEEL PARTNERS II, L.P.

    1,000                       $2.7800                      12/1/95
    1,500                       $2.7900                      12/5/95



                          STEEL PARTNERS SERVICES, LTD.

    1,000                       $2.7800                      12/1/95
    1,500                       $2.7900                      12/5/95



                               WARREN LICHTENSTEIN

                                      None.



                                 LAWRENCE BUTLER

                                      None.

                                  EXHIBIT INDEX

Exhibit                                                     Page
-------                                                     ----

1.       Joint Filing Agreement                         previously filed

2.       Letter sent by the Reporting Persons           previously filed
         to the Issuer on September 13, 1995
         with attached Term Sheet for the
         proposed debt and equity financing

3.       Letter sent by Counsel to the                  previously filed
         Reporting Persons to the Issuer on
         October 2, 1995

4.       Letter sent by the Issuer to the               previously filed
         Reporting Persons on October 17,
         1995.

5.       Response sent by the Reporting                 previously filed
         Persons to the Issuer on October 19,
         1995.

6.       Letter sent by the Issuer to the                             11
         Reporting Persons on December 14,
         1995.